Issuer Free Writing Prospectus dated May 6, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated April 25, 2025 Registration Statement No. 333-267699 BLUE- TOUCH HOLDINGS GROUP CO., LTD Investor Presentation Proposed Nasdaq Ticker: BBCH

Free Writing Prospectus Statements 2 This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of Blue-Touch Holdings Group Co., Ltd (“we”, “us”, “our” or “the Company”) and should be read together with the Registration Statement on Form F-1 (the "Registration Statement") we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/1944946/000110465925039385/tm257289d6_f1a.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or our underwriter will arrange to send you the prospectus if you contact AC Sunshine Securities LLC, 200 E. Robinson Street, Suite 295 Orlando, FL 32801, or via email: info@acsunshine.com, or contact Blue-Touch Holdings Group Co., Ltd via email: bt.linguangzhao@qq.com.

Disclosure Regarding Forward-looking Statements 3 This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; our ability to execute our growth, and expansion, including our ability to meet our goals; current and future economic and political conditions; our capital requirements and our ability to raise any additional financing which our Company may require; the ability to attract clients and further enhance brand recognition; our ability to hire and retain qualified management personnel and key employees; trends and competition in the maternal and newborn skincare product industry; and other assumptions described in this presentation underlying or relating to any forward-looking statements. We describe certain material risks, uncertainties and assumptions that could affect the operating entity’s business, and our financial condition and results of operations, under “Risk Factors” in the prospectus that is a part of the Registration Statement. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise. This presentation contains data related to the maternal and newborn skincare product industry in China. The industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on the operating entity’s business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the industry subjects any projections or estimates relating to the growth prospects or future condition of the industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ materially from the projections based on these assumptions.

Issuer Blue-Touch Holdings Group Co., Ltd Offering Type Initial Public Offering Proposed Listing: Symbol Nasdaq Capital Market: BBCH Ordinary Shares Offered by the Issuer 2,000,000 Ordinary Shares Offering Price $4.00 to $6.00 per Ordinary Share Gross Proceeds $10,000,000 (assuming an offer price of US$5.00 per Ordinary share, being the midpoint of the range of offering price) Ordinary Shares outstanding prior to completion of this offering 12,000,000 Ordinary Shares Ordinary Shares outstanding immediately after this offering 14,000,000 Ordinary Shares assuming no exercise of the underwriters’ over-allotment option 14,300,000 Ordinary Shares assuming full exercise of the underwriters’ over-allotment option Use of proceeds • approximately 20% for product innovation and development of various baby skincare products and toiletries, as well as household cleaning products • approximately 40% for the acquisition of, or investments in, businesses engaged in the maternal and newborn skincare industry • approximately 40% for working capital, operating expenses and other general corporate purposes Underwriter AC Sunshine Securities LLC Offering Summary 4 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Part 1 Company Overview Part 2 Industry Overview Part 3 Investment Highlights Part 4 Growth Strategies Part 5 Financial Highlights Content

Company Overview 6 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 40.75% Gross Margin** $11.60M Revenue** Years of Industry Experience on Average 10 13 Provinces of Distribution Networks* 5 Proprietary Camellia-oil-based Baby Skincare Products 6+ Household Cleaning Products We commenced operation in 2014 and are principally engaged in designing, developing, and selling baby skincare products and toiletries as well as household cleaning products under the brand Blue-Touch. Note: *In the fiscal year ended December 31, 2024. **For the fiscal year ended December 31, 2024.

Corporate Structure


ST Investment Group Limited
LinFeng Investment Limited
LIUJING Investment Limited
SXD Investment Consulting Limited
ZTCHEN Investment Limited
CMX Investment Group Limited
Other Minority Shareholders
Public Shareholders
Pre-IPO%/Post-IPO%
52%/44.57%
18%/15.43%
6.5%/5.57%
6%/5.14%
5.5%/4.71%
5%/4.29%
7%/6%
0%/14.29%
Blue-Touch Holdings Group Co., Ltd
100%
Fujian Blue-Touch Holdings Group Co., Ltd.
100%
Fujian Blue-Touch Technology Co., Ltd.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

7

Product & Portfolio

Baby Skincare Products & Toiletries



Camellia Oil



Camellia Body Oil



Camellia Oil Lotion



Camellia Oil Moisturizer



Camellia Oil 2-in-1 Shampoo and Body Wash

- The proprietary camellia-oil-based product formulations serve as a common thread among these products.
- Tailor-made for babies from infancy through three years, attracting female consumers between ages 25 and 35
- Pricing: universal market price ranges from RMB120 (approx. $16.86) to RMB200 (approx. $28.10) per product

Household Cleaning Products



Laundry Detergent for Babies



Laundry Detergent for Lingerie



Fruit and Vegetable Wash & Bottle Cleaner

- A developed formula featuring compound fruit enzymes to achieve expected product naturality and effectiveness.
- Target Customers: fit for various applications and attract consumers of all age groups
- Pricing: universal market price ranges from RMB30 (approx. $4.22) to RMB100 (approx. $14.05) per product

Note: The currency exchange rate applied is period average rate as of December 31, 2024, with US$1 = 7.1167 RMB.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

8

Industry Overview of Chinese Newborn Skincare Market

Market Size of Chinese Maternal and Newborn Bathing and Skincare Market (2021A-2026E)


US$ in billions
$7.59
$12.92
2021A
2026E

Market Growth Drivers

- China's Population Base
- China's Recent Birthrate-boosting Family Planning Policy Shift
- Chinese Consumer's Rising Disposable Income
- Chinese Consumers' Increasing Emphasis on Quality of Life

Source: China Maternal and Infant Washing & Care Product Industry Research Report (the "RMR Report"), Respect Marketing Research Inc. commissioned in September 2022.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

9

INVESTMENT HIGHLIGHTS o Product Quality Control The company maintains product quality and safety in accordance with the customary industry standards and the applicable legal standards in China. o Product Innovation Efforts The company seeks to innovate and develop a unique product portfolio that protects human health and the ecological environment. o Established Relationships with Manufacturers & Distributors The company believes that its strong relationships with major manufacturers and top distributors are one of its strongest advantages. o Experienced and Professional Management Team The management team has extensive industry or management experience, which reaches approximately 10 years on average for each member. Investment Highlights 1 0 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

1 1 Product Innovation Efforts See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Camellia Oil Camellia Oil Extraction and Application R&D Team External Consultants In-house Experts In-house expert team with an average of approximately 10 years of industry experience Collaborate in improving existing product formulations and develop new camellia oil products 10 Years of Average Industry Experience Proprietary Camellia-oil-based Product Formulations — A Key Differentiator among its Competitors

Product Quality Control 1 2 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. o Select safe botanical ingredients to produce the products & put skincare product formulations through laboratory safety tests, including safety assessments and toxicology experiments. To ensure product quality and safety in general, the company selects and stipulates safe, sustainable, and tested ingredients to produce its products. Safe, Sustainable, and Tested Ingredients Proprietary Camellia-oil-based Product Formulations Vegetable-based Raw Material Botanical Ingredients Laboratory Safety Test Safety Assessment Toxicology Experiment To ensure product quality and safety in the production processes, the company carefully selects and evaluates the third-party manufacturers by conducting onsite inspections. Contact the third-party manufacturers Return products for reprocessing Require the third-party manufacturers to make rectification Investigate the causes behind the issue If testing uncover any quality issue If Testing Uncovers Any Quality Issue o Conduct stringent quality and safety tests that focus on both physical properties and chemical components of the products by random sampling after receiving products from manufacturers.

Established Relationships with Manufactures & Distributors National Distribution Network Stable Manufacturing Network Approx. 600 SQ.M Storage Warehouse Manufacturer A, 24.42% Manufacturer B, 25.73% Manufacturer C, 18.44% Manufacturer D, 11.70% Provinces of Distribution Network Number of Distributors * Liaoning 1 Shandong 2 Anhui 2 Jiangsu 2 Zhejiang 1 Fujian 3 Henan 1 Hunan 1 Qinghai 1 Sichuan 1 Beijing 2 Shanghai 2 Chongqing 1 Top Third-Party Manufacturers & Respective Revenues Percentages (%)* 1 3 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Note: *For the fiscal year ended December 31, 2024. - Manufacturer A, B: Products to be manufactured are household cleaning products; - Manufacturer C: Product manufacturing, packaging and labeling shall be consistent with the applicable laws and the operating entity’s requirements; - Manufacturer D: Products to be manufactured are baby skincare products. Official Distribution Network*

Experienced and Professional Management Team 1 4 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. • Mr. Lin has served as the Company’s Chief Executive Officer and Chairman of the Board of Directors since September 2022. • Mr. Lin has also served as the General Manager of the Company’s operating entity since September 2014. • Mr. Lin was the chief executive officer of 2W Products, Corp from April 2003 to June 2010. • Mr. Lin was the chief executive officer of 2Win, Inc from April 2001 to January 2005. • Mr. Lin studied business management at LaGuardia Community College from 1997 to 2000. Mr. Guanzhao Lin Chief Executive Officer Chairman of the Board of Directors Mr. Jinshui Ying Chief Financial Officer • Mr. Ying has served as the Company’s Chief Financial Officer since September 2022. • Mr. Ying was an accountant at Fuzhou Zeshixin Education Technology Co., Ltd from September 2019 to July 2022. • Mr. Ying was an accountant at Fujian Tangli Zongheng Technology Development Co., Ltd from August 2016 to August 2019. • Mr. Ying studied Finance and Accounting at Fujian Economic School from September 1980 to August 1982.

EXPERIENCED AND PROFESSIONAL MANAGEMENT TEAM Board of Directors 1 5 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Mr. Shuo Chen Independent Director Nominee • Mr. Chen has been serving as counsel at the Law Office of Heng A. Chen PLLC since January 2024. • Mr. Chen served as an associate lawyer at Ortoli Rosenstadt LLP from May 2021 to December 2023. • Mr. Chen served as a public services fellow at MTA Construction and Development Company from November 2020 to May 2021. • Mr. Chen studied law at Boston University College of Law where he obtained his Juris Doctor degree and Biology B.S. Degree at Cornell University. Ms. Yuan Yuan Independent Director Nominee • Ms. Yuan has been serving as a staff accountant for the Department of the Interior of the U.S. federal government since December 2024 and from August 2002 to October 2007. • Ms. Yuan served as an auditor of PricewaterhouseCoopers from September 2001 to July 2002,. • Ms. Yuan served as a staff finance accountant of Quest Company from June 2000 to May 2001. • Ms. Yuan got bachelor’s degree in accounting and finance from the University of Colorado Denver in May 2001. Ms. Jifeng Huang Director • Ms. Huang has served as director since September 2022. • Ms. Huang served as the deputy general manager of Wenzhou Desheng Medical Beauty Clinic Co., Ltd. from January 2021 to August 2022. • Ms. Huang was the sales manager at Yueqing Zhangkang Sanitary Ware Co., Ltd. from 1995 to 2019. Ms. Jindan Lin Independent Director Nominee • Ms. Lin has been serving as a senior financial analyst at McKesson since January 2024. • Ms. Lin served as a senior financial analyst at AmerisourceBergen from May 2022 to December 2023. • Ms. Lin served as an accountant of AmerisourceBergen from November 2015 to April 2022. • Ms. Lin received her bachelor’s degree in Accounting from Oklahoma State University in 2013. Mr. Guanzhao Lin Chief Executive Officer Chairman of the Board of Directors • Mr. Lin has served as Chief Executive Officer and Chairman of the Board of Directors since September 2022. • Mr. Lin has also served as the general manager of Company’s operating entity since September 2014. • Mr. Lin was the chief executive officer of 2W Products, Corp. from April 2003 to June 2010. • Mr. Lin was the chief executive officer of 2Win, Inc. from April 2001 to January 2005. • Mr. Lin studied business management at LaGuardia Community College from 1997 to 2000.

Growth Strategies Launching new products and brands Expanding offline distribution networks Establishing online sales channels Opening physical stores and cooperating with retail establishments Long-Term (over 5 years) • Launching new products and expanding its offline distribution networks • Building new brands or developing new products for online sales only • Establishing signature and franchise stores, selling products through third-party retail establishments as well as M&A of distributors Increase Brand Recognition Increase Corporate Profitability Establish Online Sales Channels Medium-Term (3-5 years) Short-Term (1-3 years) 1 6 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Expand the Existing Channels Build Own Sales Channels

$4.66 $5.57 FY2023 Audited FY2024 Audited Revenue from Household Cleaning Products Financial Highlights $4.99 $6.03 FY2023 Audited FY2024 Audited Revenue from Baby Skincare Products and Toiletries 1 7 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Note: Fiscal years ended December 31. US$ in millions US$ in millions $9.66 $11.60 FY2023 Audited FY2024 Audited US$ in million Revenue YoY: +20.12%

$3.93 $4.73 FY2023 Audited FY2024 Audited US$ in millions Financial Highlights $1.13 $1.49 FY2023 Audited FY2024 Audited US$ in millions 1 8 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Note: Fiscal years ended December 31. Gross Profit & Gross Margin 40.69% 40.75% Gross Profit Gross Margin Net Income

Contact Issuer: Blue-Touch Holdings Group Co., Ltd Email: bt.linguangzhao@qq.com Tel: +86-183-5916-6777 Address: No.1 Pengda Road, Hunan Town, Changle District, Fuzhou City, Fujian Province The People’s Republic of China, 350212 Underwriter: AC Sunshine Securities LLC Email: info@acsunshine.com Tel: +1-689-689-9686 Address: 200 E. Robinson Street Suite 295 Orlando, FL 32801